

Splitting Peer Payments Made Easy

It All Started From Sharing Large Group Bills

Our Co-Founders experienced hiccups with sharing large bills.

With 3 total roommates, this left room for problems.

We're not the only ones.





The Problem

Roommates Can't Split Bills Easily

Over **66 million Americans** Share Bills

Roommates waste time splitting bills

Roommates who split the bills, report that leading the split **doubles** their time to pay bills

Roommates don't get credit history

Only the main roommate gets credit for bills everyone has paid



OUR PATENT-PENDING MOBILE APP

Shared Automatic Payment System

Create a Transaction, Go "Splitsies", and forget about it!

Time & Relationships Saved

No more fighting over who paid, when it was paid, and how much you owe.

Specialized Offers for your share!

Get offers tailored specifically to you and your billing history



Dashboard

View Total Shared Bills at a Glance

View Past & Upcoming Bills

Create New Transactions



New Transaction

Choose Splitting Preferences

Choose Friends to Split With

Choose Biller & Payment Preferences

Market Analysis



May Encounter Problem

66 Million

■ Population That Share Bills
■ Adult Population (18+)



Eligible For Solution



46.2 Million

■ Doesn't live with parents
■ Target Market (18-34)



May Actually Use



19.05 Million

■ 25% in Target w/ roommates
■ 18-34 Eligble for Solution

$9.5 Billion
Shared Utility Industry

$180 Billion
Apartment Rental Industry

CONFIDENTIAL

Business Model

1.3%

AVERAGE INTERCHANGE FEE

01 SHARED AUTOMATIC UTILITY BILLS



02 SPECIAL OFFERS



 

03 LOOKING AHEAD

 

 

Interchange Fee's



$100.00 Bill Cost
evergy

(2.75%)
$2.75
Processing Fee

Virtual
Splitsy Card

(1.85%)
$1.85
Interchange Network

VISA
mastercard.

Network Takes
$0.35

Splitsy

(1.3%)
$1.30
Interchange Fee

No Additional Splitsy Fee's to Merchants & Users!

CONFIDENTIAL

Go-to-Market Strategy

Online Partnerships

  

Millennial & Gen-Z Social Media

 

Campus Brand Ambassadors

  

Meet Our Leadership Team







President & Co-Founder

Brad Starnes

- 6+ Years Website Development
- 4+ Year Retail Experience
- UMKC E-Scholars Graduate
- UMKC MBA in January of 2021

Vice President & Co-Founder

Joe Allen

- 2+ Years Urban Planning
- 7+ Years Customer Service & Hospitality Experience
- Focus on economic impact in urban areas

Director of Finance & Partnerships

Nolan McMichael

- 3+ Years in Finance Experience
- 6+ Years of Customer Service & Sales Experience
- Focus on contract negotiations, financial data, and sales

THANK YOU!